Exhibit 99.6

Prudential plc Annual General Meeting 2006
Form of Proxy — IRISH BRANCH REGISTER

Mail Merge Name	IVC:
and Address

I/We, the undersigned, a member of Prudential plc, hereby appoint the Chairman of the meeting (see note 2 on reverse) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 18 May 2006 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes with an “X” . I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

Ordinary Business	FOR	AGAINST	VOTE WITHHELD	DISCRETIONARY
1. To receive the Directors’ Report and the Financial Statements
2. To approve the Directors’ Remuneration Report
3. To re-elect as a director Sir David Clementi
4. To re-elect as a director Mr M G A McLintock
5. To re-elect as a director Mr M Norbom
6. To re-elect as a director Ms K A O’Donovan
7. To elect as a director Mr M E Tucker
8. To elect as a director Mr N E T Prettejohn
9. To elect as a director Lord Turnbull
10. To reappoint KPMG Audit Plc as auditor
11. To authorise the directors to fix the amount of the auditor’s remuneration
12. To declare a final dividend of 11.02 pence per ordinary share of the Company
Special Business
13. Ordinary resolution: to approve the Group Performance Share Plan
14. Ordinary resolution: to approve the Business Unit Performance Plan
15. Ordinary resolution: to increase the authorised ordinary share capital
16. Ordinary resolution: renewal of authority to allot ordinary shares
17. Special resolution: renewal of authority for disapplication of pre-emption rights
18. Special resolution: renewal of authority for purchase of own shares

Date	Signature

Prudential plc Annual General Meeting 2006
Attendance Card - IRISH BRANCH REGISTER

Name
Address
Address
Address
IVC:

Prudential plc Annual General Meeting 2006

Notes

1. If you wish to attend the Annual General Meeting at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London, EC4V 3DB on Thursday 18 May 2006 at 11.00am, please bring with you the Attendance Card at the foot of the proxy form overleaf. You may be asked to produce it to show you have the right to attend and speak or vote at the meeting.

2. If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to act on your behalf by completing the Form of Proxy overleaf. You may appoint a proxy of your own choice if you wish; if you do so the words ‘the Chairman of the meeting’ should be deleted and the name of the proxy entered into the appropriate space. A proxy may not speak at the meeting, except with the permission of the Chairman of the meeting.

3. A proxy need not be a member of the Company. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

Completion of Form of Proxy

4. If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the meeting.

5. The ‘Vote Withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

6. The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which names of the holders stand in the register.’

7. This form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be lodged with Capita Corporate Registrars Plc, Unit 5, Manor Street, Business Park, Manor Street, Dublin 7 not later than 11:00am on 15 May 2006. A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.